COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2019

Assets

Assets		
Cash	$	1,678,051
Cash segregated under Rule 15c3-3		5,046
Deposit with clearing organization		255,947
Property and equipment, net		74,683
Prepaid and other assets		49,364
Total assets		2,063,091

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued liabilities		46,872
Income taxes payable		60,975
Payable to clearing broker		11,073
Total liabilities		118,920
Commitments		
Stockholders' equity		
Common stock, $1 par value; 100,000 shares authorized; 19,988 shares issued and outstanding		19,988
Retained earnings		1,924,183
Total stockholders' equity		1,944,171
Total liabilities and stockholders' equity	$	2,063,091